February 21, 2005

ir@vasogen.com

Nova Scotia Securities Commission

Alberta Securities Commission

The Manitoba Securities Commission

Ontario Securities Commission

Registrar of Securities, Prince Edward Island

Government of the Northwest Territories

Government of Nunavut	Securities Commission of Newfoundland and Labrador

Saskatchewan Financial Services Commission, Securities Division

Office of the Administrator of the Securities Act, New Brunswick

British Columbia Securities Commission

Autorité des marchés financiers

Government of Yukon

Dear Sirs:

RE:  VASOGEN INC.

The following were sent by prepaid mail to all registered shareholders of the above-mentioned Company on February 21, 2005:

☒	Proxy

☒	Notice of Meeting/Information Circular

☒	MD & A

☒	Annual Report for the Fiscal Year Ended November 30, 2004

☒	Annual Financial Statement for the Fiscal Year Ended November 30, 2004

☒	Supplemental Mail List Form

However, we have not mailed to shareholders in cases where on three consecutive occasions, Notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,
CIBC MELLON TRUST COMPANY

Jennifer Andersen
Associate Manager, Client Services
Direct Dial: (416) 643-5564

pk\CM_Vasogen

320 Bay Street, P.O. Box 1 • Toronto, ON M5H 4A6 • Tel 416.643.5000 • www.cibcmellon.com

CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks